January 28, 2010

Ms. Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

RE:	Nanophase Technologies Corporation Registration Statement on Form S-3 filed on November 25, 2009 and amended on January 22, 2010 File No. 333-163363

Dear Ms. Long:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nanophase Technologies Corporation (the “Company”) hereby requests acceleration of effectiveness of the above-captioned registration statement so that it may become effective at 9:00 A.M., Washington D.C. time, on February 1, 2010, or as soon thereafter as practicable.

The Company hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not asset staff comments and declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best Regards,

/s/ Frank Cesario
Frank Cesario
Chief Financial Officer
Nanophase Technologies Corporation
1319 Marquette Drive
Romeoville, IL 60446
630-771-6700
Fax 630-771-0825 fcesario@nanophase.com